

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

<u>MAIL STOP 3561</u>

May 5, 2009

Mr. Randall Goulding
Chief Executive Officer
INverso Corp.
155 Revere Drive, Suite 10
Northbrook, IL 60062

> **Re:    INverso Corp.**
> **Form 10-KSB**
> **Filed September 30, 2008**
> **File No. 000-50898**

Dear Mr. Goulding:

We issued a comment letter to you on the above captioned filing on April 3, 2009.  As of the date of this letter, these comments remain outstanding and unresolved.  We expect you to contact us by May 19, 2009 to provide a substantive response to the comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by May 19, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed.  You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jay Williamson at (202) 551-3393 with any questions.

Sincerely,

John Reynolds
Assistant Director